Raj Amin • 1st
Building ventures for positive impact. Co-Founder/CEO @Arcade Therapeutics...
2d •

Fundraising for early stage companies can be difficult, especially for minority and women founders. Reg CF has potential to have a lot of impact the more people know about it. So I wrote a blog post about it!

TL;DR: Regulation CF (Regulation Crowdfunding) is a relatively new method of fundraising that democratizes early-stage investing by allowing startups to raise capital from the general public, bypassing the traditional early stage venture capital system. This opens up opportunities for diverse and geographically dispersed entrepreneurs and investors, promoting a more equitable and inclusive startup ecosystem. It also gives an early stage investing opportunity to smaller investors that aren't typically able to see these opportunities.



Reg CF: How Crowdfunding Can Help Close the Early Stage Funding Gap

teemventures.com

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